Mail Stop 3561

July 2, 2009

Mr. David E. Fractor, Chief Financial Officer
iDcentrix, Inc.
444 N. Nash Street
El Segundo, California, 90245

> **Re:** **iDcentrix, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-51263**

Dear Mr. Fractor:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief